                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (AMENDMENT NO. 3)(1)

                       Summit Properties Partnership, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            William F. Paulsen, 309 East Morehead Street, Suite 200,
                       Charlotte, NC 28202 (704) 334-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       -----------------
CUSIP NO.     N/A                      13D                  PAGE 2 OF 8 PAGES
---------------------                                       -----------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Summit Properties Inc.
          56-1857807
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Maryland
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    26,227,809(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   26,227,809(1)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          26,227,809(1)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          85.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) On January 2, 2001, the Reporting Person also beneficially owned 309,206 common units which constituted its general partnership interest in Summit Properties Partnership, L.P. The Reporting Person's general and limited partnership interests, which were represented by a total of 26,537,015 common units, entitled it to share in 85.8% of the cash distributions from, and profits and losses of, Summit Properties Partnership, L.P.

         This Amendment No. 3 to Schedule 13D amends the statement on Schedule 13D which was filed by Summit Properties Inc. (the "Reporting Person") on March 15, 1999 and amended by the Reporting Person on December 30, 1999 and May 11, 2000 (as so amended, the "Initial Statement") and relates to common units of limited partnership interest ("Units") in Summit Properties Partnership, L.P., a Delaware limited partnership (the "Issuer"). The Initial Statement is hereby amended as set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Initial Statement.

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended as follows:

         The principal executive offices of the Issuer are located at 309 East Morehead Street, Suite 200, Charlotte, North Carolina 28202.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by attaching hereto and incorporating herein a revised Schedule I which replaces in its entirety the Schedule I included as a part of the Initial Statement. Item 2 is also hereby amended as follows:

         The principal executive offices of the Issuer are located at 309 East Morehead Street, Suite 200, Charlotte, North Carolina 28202.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         Item 4 of the Initial Statement is hereby amended and supplemented by adding thereto the following information:

         Information regarding the nature of the acquisitions of Units of the Issuer by the Reporting Person on the relevant dates with respect to this report is set forth on Schedule II hereto, which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended and restated as follows:

         (a) The Reporting Person beneficially owned 26,227,809 Units, or approximately 85.7% of the outstanding Units, as of January 2, 2001. The Reporting Person also beneficially owned 309,206 common units which constituted its general partnership interest in the Issuer. The Reporting Person's general and limited partnership interests, which were represented by a total of 26,537,015 common units, entitled it to share in 85.8% of the cash distributions from, and profits and losses of, the Issuer. Information regarding the number and percentage of Units beneficially owned by directors and executive officers of the Reporting Person is set forth on Schedule I.

         Item 5(c) is amended by attaching hereto and incorporating herein a revised Schedule II which replaces in its entirety the Schedule II included as a part of the Initial Statement.

                               (Page 3 of 8 Pages)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Initial Statement is hereby amended and supplemented by adding thereto the following exhibit:

         Amended and Restated Agreement of Limited Partnership of Summit Properties Partnership, L.P., dated as of May 23, 2000 (incorporated herein by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on May 30, 2000, File No. 000-22411)


                               (Page 4 of 8 Pages)

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                                  March 9, 2001
                                    -----------------------------------------
                                                     (Date)


                                              /s/ Michael G. Malone
                                    -----------------------------------------
                                                   (Signature)


                                               Michael G. Malone/
                                        Senior Vice President, Secretary
                                               and General Counsel
                                    -----------------------------------------
                                                 (Name/Title)



                               (Page 5 of 8 Pages)

                                   SCHEDULE I

                            Principal Occupation or Employment/          Number of Units
      Name                    Name and Address of Business (1)         Beneficially Owned (2)
      ----                    --------------------------------         ----------------------

DIRECTORS AND EXECUTIVE OFFICERS:

William F. Paulsen         Co-Chairman of the Board of Directors             596,045 (3)
                           and Chief Executive Officer of the
                           Reporting Person

Steven R. LeBlanc          President and Chief Operating Officer                  -0-
                           of the Reporting Person

DIRECTORS:

William B. McGuire, Jr.    Co-Chairman of the Board of Directors             620,313 (4)
                           of the Reporting Person

James H. Hance, Jr.        Vice Chairman and                                     -0-
                           Chief Financial Officer
                           Bank of America
                           100 North Tryon Street
                           Charlotte, NC 28202

Henry H. Fishkind          President                                             -0-
                           Fishkind & Associates, Inc.
                           11869 High Tech Avenue
                           Orlando, FL 32817

Nelson Schwab III          Managing Director                                     -0-
                           Carousel Capital
                           201 North Tryon Street
                           Charlotte, NC 28202

James M. Allwin            President                                              -0-
                           Aetos Capital, LLC
                           375 Park Avenue
                           New York, NY 10152

EXECUTIVE OFFICERS:

Michael L. Schwarz         Executive Vice President of Operations and             -0-
                           Chief Financial Officer of the Reporting Person

Robert R. Kilroy           Executive Vice President of Development                -0-
                           of the Reporting Person

Randall M. Ell             Executive Vice President of Property Operations        -0-
                           of the Reporting Person



                               (Page 6 of 8 Pages)

--------------

(1) Unless otherwise noted, the business address of such person is Summit Properties Inc., 309 East Morehead Street, Suite 200, Charlotte, NC 28202.

(2) Each person possesses sole voting and dispositive power with respect to the Units beneficially owned by such person as set forth above.

(3) Represents approximately 1.9% of the Units outstanding as of January 2, 2001.

(4) Represents approximately 2.0% of the Units outstanding as of January 2, 2001.



                               (Page 7 of 8 Pages)

                                   SCHEDULE II

         Described below are the acquisitions of Units of the Issuer by the Reporting Person on January 2, 2001 and during the 60 days prior to such date. With respect to Units acquired by the Reporting Person as a result of a transaction under an Employee Plan or the DRIP, each such Unit corresponds to the issuance of a share of Common Stock by the Reporting Person pursuant to such Employee Plan or the DRIP.

                  No. of Units
  Date              Acquired             Nature of Transaction
  ----              --------             ---------------------
11/7/00             18,400          Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to an Employee Plan

11/14/00               500          Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to an Employee Plan

11/15/00            34,473          Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to the DRIP

1/2/01             105,929          Issuance of shares of Common Stock by the
                                    Reporting Person pursuant to Employee Plans









                               (Page 8 of 8 Pages)